UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   STRAKER, EDWARD A.
   11251 ROGER BACON DRIVE
   RESTON, VA  20190
2. Issuer Name and Ticker or Trading Symbol
   SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   OCTOBER 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   EXECUTIVE VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class A Common Stock       |10/16/|M   | |40,000            |A  |$4.8325    |                   |      |                           |
                           |2000  |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |10/16/|F   | |18,222            |D  |$30.87     |                   |      |                           |
                           |2000  |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |10/27/|S   | |20,000            |D  |$30.87     |167,809            |D     |                           |
                           |2000  |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |      |    | |                  |   |           |32,712             |I     |By Wife                    |
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Class A Common Stock       |      |    | |                  |   |           |6,160              |I     |By Self for Son            |
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Class A Common Stock       |      |    | |                  |   |           |4,836 (1)          |I     |By 401(k) Plan             |
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Class A Common Stock       |      |    | |                  |   |           |146,987 (2)        |I     |(3)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Option (Class A)|$4.8325 |10/16|M   | |D          |D  |3/29/|3/28/|Class A Comm|40,000 |N/A    |0           |D  |            |
 (right to buy)       |        |/2000|    | |           |   |97   |01   |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) During the period of October 1, 1999 through September 30, 2000, the reporting person acquired 75 shares of SAIC Class A Common Stock under the SAIC 401(k) Plan. The balance is pursuant to the reporting person's most recent account statement available.
(2) During the period of October 1, 1999 through September 30, 2000, the reporting person acquired 87 shares of SAIC Class A Common Stock under the SAIC Employee Stock Retirement Plan. The balance is pursuant to the reporting person's most recent account statement available.
(3) By SAIC Employee Stock Retirement
Plan.
SIGNATURE OF REPORTING PERSON
By: A. Avery, Attorney-in-fact, for E.A. Straker
DATE
November 8, 2000